

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 6, 2017

<u>Via E-mail</u>
Dr. Michael Korenko
Chief Executive Officer
Advanced Medical Isotope Corporation
1021 N Kellogg Street
Kennewick, WA 99336

> **Re: Advanced Medical Isotope Corporation**
> **Registration Statement on Form S-1**
> **Filed March 10, 2017**
> **File No. 333-216588**
>
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **File No. 000-53497**

Dear Dr. Korenko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You appear to be offering Units since you are registering the offer and sale of shares of common stock and warrants to purchase common stock which you state can only be purchased together. If you are offering Units, please revise your prospectus cover page, description of securities and otherwise throughout your registration statement to describe the Units. In addition, your fee table should cover the Units, common stock, warrants and the shares underlying the warrants. For additional guidance on the fee table, please refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Questions 240.05 and 240.06, available on our website.

2. Please clarify whether this is a best efforts offering with no minimum or a firm underwritten offering. To the extent that this is an underwritten offering, then please identify your lead underwriter(s) in your next amendment. We intend to defer further review of the filing until the registration statement is amended to include the name of the lead underwriter(s).

3. It appears that you may be contemplating an at-the-market offering. You are not eligible under Rule 415 of the Securities Act of 1933 to conduct an at-the-market offering. Please revise your offering to sell shares at a fixed price for the duration of the offering, or advise. Similarly, you discuss increasing or decreasing the number of shares that you are offering. Please note that you may not increase the number of securities you are publicly offering without filing to register those additional securities, and revise accordingly.

4. If you intend to conduct this offering on a best-efforts basis, then please revise your use of proceeds and dilution sections to provide the information assuming the sale of 25%, 50%, 75% and 100% of the offering.

5. Please provide disclosure requirements pursuant to Item 505 of Regulation S-K.

Outside Front Cover Page, page i

6. Please limit the prospectus cover page to one page. See Item 501(b) of Regulation S-K.

Prospectus Summary, page 2

7. Please revise to disclose that you have received a going concern opinion from your auditor.

8. We note your disclosure that the FDA classified RadioGel as a medical device. Please revise to clarify whether the FDA classified your RadioGel as a Class III medical device. Please briefly discuss the process and implications of being classified as Class I, Class II, and Class III.

9. We note that you repeatedly indicate that you intend to seek de novo review of your RadioGel. However, on page 8 you disclose that in 2015 the FDA notified you that your 2014 de novo application was not granted. Please reconcile. Please disclose what the company's plans are given that the 2014 de novo application was not granted.

Risk Factors, page 7

The Company's new products…, page 8

10. We note here, and throughout your registration statement, that you discuss the Company's product Y-90 RadioGel. We note that you mention Y-90 Fast-Resorbable Polymer Seeds and Y-90 Polymer Topical Paste products in your risk factor section. Please clarify whether these products are currently in production and whether you are seeking FDA approval for these products. Please revise your business section as appropriate.

The Company's common stock is listed on the OTC Bulletin Board…, page 14

11. Please revise here and elsewhere to clarify that your stock is quoted on the OTC Pink.

Use of Proceeds, page 17

12. You list the discharge of outstanding debt as a probable use of the proceeds of this offering. Please indicate the interest rate and maturity of the indebtedness to which you may apply these proceeds to and any other information required by Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 21

13. Please enhance your disclosures to clarify how you determine the net tangible book value of approximately $3 million as of December 31, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Revenue, page 22

14. You disclose that consulting revenue generated $8,108 and $24,108 for the years ended December 31, 2016 and December 31, 2015, respectively, and that consulting revenues consisted of providing services to your company. Please clarify how providing services to your company generated revenues rather than resulting in operating expenses.

Business, page 29

Overview, page 29

15. Please update your disclosure in this section, in your summary, and elsewhere in your document as appropriate to disclose (i) the initial FDA submission and outcome, (ii) your 2014 *de novo* submission and outcome; and (iii) the status of any other submissions. See Item 101(h)(4)(iii) of Regulation S-K. Please revise to state clearly that in the event the

FDA denies your initial 510(k) application and subsequently determines during the *de novo* review that your device cannot be classified as a Class I or Class II device, you will then need to submit a PMA application to obtain the necessary regulatory approval.

Veterinary Sector, page 34

16. Please disclose the role of the Veterinary Advisory Board in the operation of your business.

17. Please disclose the materials terms of your engagement with each of the four university veterinarian hospitals.

18. We note your disclosure that Dr. Villalobos has agreed that her private clinic will be the first to implement the company's veterinary therapies. Please disclose the material terms of your arrangement with Dr. Villalobos.

Government Regulation, page 35

19. Please significantly expand the disclosure in this section to discuss in detail the material government regulations that are applicable to your business, including standard processing times for approval to test and market your products. In addition, provide an anticipated timeline for any submissions to the FDA and other anticipated actions by you before regulatory bodies. We note your disclosure on page 8 that the company will explore steps toward seeking approval for the device as a Class III medical device. Please discuss in detail the processes and anticipated costs associated with seeking this approval.

Raw Materials, page 35

20. Please expand your disclosure to provide the availability and the names of your principal suppliers of raw materials. We note your disclosure that some of your products require purchasing raw materials from a limited number of suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Management, page 37

Identification of Significant Employees and Consultants, page 38

21. Please provide for Dr. Alice Villalobos and all other "Veterinarian Advisory Board" and "Medical Advisory Board" members the appropriate biographical disclosure required by Item 401(c) of Regulation S-K.

Executive Compensation, page 39

Dr. Michael Korenko
Advanced Medical Isotope Corporation
April 6, 2017
Page 5

22. Please revise your Summary Compensation Table to be in the format required by Item 402(n) of Regulation S-K.

23. We note your disclosure on options granted to the named executive officers in footnotes 3 and 5 to your Summary Compensation Table. Please include in your table the aggregate grant date fair value of the options computed in accordance with FASB ASC Topic 718. Please refer to Item 402(n)(2)(vi) of Regulation S-K and the instructions to that item.

Compensation of Directors, page 40

24. You state that non-employee directors were not paid any compensation during FYE 2016. You also disclose, however, that during June 2016 you granted to Directors Cadwell and Clement options to purchase 100,000 shares at an exercise price of $1.00 per share. Please reconcile your disclosure and provide the director compensation table required by Item 402(r)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 41

Beneficial Ownership of the Company's Common Stock, page 41

25. We note your disclosure on page 43 that Carlton M. Cadwell is a beneficial owner of more than 10% of the Company's common stock. Please revise your beneficial ownership table and notes to the table to account for the amount of shares of common stock with respect to which each holder would have the right to acquire beneficial ownership through conversion of your preferred stock.

Description of Securities, page 44

Delaware Laws, page 47

26. Please direct us to the Delaware General Corporation Law provision governing "Acquisition of Controlling Interest."

Financial Statements for the Year Ended December 31, 2016

Consolidated Statements of Cash Flows, page F-6

27. You disclose here that you recognized a gain on the settlement of debt in the amount of $3,562,067 for the year ended December 31, 2016; however, per your income statement for the year ended December 31, 2016, the amount of the gain is actually $3,108,342. Please revise accordingly.

Note 11: Stockholders' Equity

28. You indicate that effective June 2015, you designated the Series A Preferred as a new series of preferred stock. Please disclose the specific terms of your Series A Preferred including redemption features and preferred dividends, as applicable. Please also help us better understand how you determined the appropriate accounting treatment for your Series A Preferred stock. Please reference the specific clauses of your agreements that relate to the redemption features and tell us how you determined the appropriate classification of the preferred stock in light of these. Refer to ASC 480-10-S99.

Item 14. Indemnification of Directors and Officers, page II-1

29. Please revise to remove references to Innovus.

Item 15. Recent Sales of Unregistered Securities, page II-2

30. For each transaction involving the sale of unregistered securities, please give the date of sale and name the person(s) or identify the class of person(s) to whom the securities were sold. See Item 701(a)-(b) of Regulation S-K.

Exhibit Index

31. Please file as an exhibit a form of subscription agreement for securities of your company that you are registering under the present registration statement, or advise. See Items 601(b)(4) and 601(b)(10) of Regulation S-K.

32. We note your disclosure in Note 6 to the Financial Statements and elsewhere of promissory notes outstanding. Please file as exhibits agreements representing any outstanding promissory notes and agreements representing all other outstanding material indebtedness. See Item 601(b)(10) of Regulation S-K.

33. Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. See Items 601(b)(5) and 601(b)(23) of Regulation S-K.

34. Please file as an exhibit any contracts representing the agreement pursuant to which Battelle Memorial Institute granted your company an exclusive license to patents covering the manufacturing, processing and applications of RadioGel™. See Item 601(b)(10)(ii)(B) of Regulation S-K.

35. Please file as an exhibit any contract representing your employment agreement with Dr. Fu Min-Su. See Item 601(b)(10) of Regulation S-K.

Form 10-K for the Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 29

Management's Annual Report on Internal Control Over Financial Reporting, page 29

36. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Certifications

37. We note that the certifications filed as Exhibits 31.2 and 32.1 are dated March 8, 2016 instead of 2017. In future filings, please ensure that your certifications are currently dated.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Ernest Greene, Staff Accountant, at (202) 551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction